UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of April 24, 2012

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Approval of an Amendment to the Loan Agreement with controlling shareholder

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

As previously reported, on June 11, 2009 the Company has entered into a Convertible Loan Agreement (the “Loan Agreement”), with Stins Coman Incorporated, its controlling shareholder, providing for a loan of up to $10 million (the “Maximum Amount”).

The Loan Agreement was filed as Annex B to the Company’s 2009 Proxy Statement marked as Exhibit 99.3 to the Company’s 6-K report filed with the SEC on August 11, 2009, and is incorporated herein by reference.

As previously reported, the term of the Loan Agreement, during which RiT may call for any portion of the loan (initially twelve months), was extended a few times and currently is until June 11, 2013. In December 2011 the Maximum Amount was increased by $4M to be $14M.

Recently and for the sake of the Company’s financial-reassurance going forward, both parties to the Loan Agreement decided to increase again the Loan’s Maximum Amount. Towards that, the Company has determined to sign an amendment to the Loan Agreement with Stins Coman (the “Amendment” or “Transaction”).

The Transaction

The Amendment, which was signed as of April 17, 2012 (the “Amendment”), provides for an increase of the Loan’s Maximum Amount by $6 million, to a total of $20 million instead of the previous Maximum Amount of $14 million. The remaining provisions of the Loan Agreement remain unchanged.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining it is in the best interests of the Company and following determinations that the increase of the loan’s Maximum Amount is a change which only credits RiT, given that RiT is granted with a right for additional loan amounts (additional $6 million), capable of being drawn down at RiT’s discretion.

In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•	Changing/increasing the loan’s Maximum Amount by additional $6 million, will provide the Company additional financial backup.
•	The total provisions of the Loan Agreement which is in line with the best interests of the Company.

The Amendment is attached herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing is qualified in its entirety by reference to the full text of the executed Amendment.

The Press release dated April 24, 2012 announcing the Loan Amendment is attached herewith as Exhibit 99.2 and is incorporated herein by reference.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Moti Antebi, CFO, no later than May 8, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: April 24, 2012	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Amendment to Loan Agreement, Dated April 17, 2012

99.2	Press release dated April 24, 2012: Stins Coman Increases RiT Technologies' Convertible Loan Agreement by $6M